December 22, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

Attn:	Mr. Mark Cowan, Document Control – EDGAR
Ms. Deborah O’Neal-Johnson, Document Control – EDGAR

Re:	Columbia Funds Variable Series Trust II (File Nos. 333-146374/811-22127)

                             Variable Portfolio-Mondrian International Small Cap Fund

Columbia Funds Series Trust II (File Nos. 333-131683/811-21852)

                            Columbia Multi-Advisor International Value Fund

Dear Mr. Cowan and Ms. O’Neal-Johnson:

The above-mentioned Registrants are filing a definitive information statement pursuant to Section 14(c) of the Securities and Exchange Act of 1934. Following, please find the responses to the comments provided by telephone on December 21, 2011.

Comment: On page one in the paragraph under the heading “Dimensional Fund Advisors, L.P. and the New Subadvisory Agreement,” please revise the paragraph to include the four proposals the Board approved.

Response: The paragraph has been revised accordingly.

Comment: On page two, please confirm that you are referring to the fee schedules of the subadvisers and not the fees paid by the Funds in the sentence “Other than the different fee schedule, there are no material differences affecting the Funds or their shareholders with respect to the DFA Subadvisory Agreement, compared to the AllianceBernstein subadvisory agreement.”

Response: Yes, the sentence is referring to the fee schedules of the subadvisers.

In connection with the definitive 14C, the Registrants, hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Registrants and the Registrants are fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrants represent to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrants represent that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (612) 671-4321 or Katina A. Walker at (612) 671-6990.

Sincerely,

/s/ Christopher O. Petersen
Christopher O. Petersen
Vice President and Secretary